                                               Filed pursuant to Rule 424(b)(2)
                                               Registration No. 333-44321

         PROSPECTUS SUPPLEMENT (To Prospectus Dated February 13, 1998)

                                $1,400,000,000

                       $400,000,000 5.70% Notes Due 2003

                       $750,000,000 6.15% Notes Due 2008

                      $250,000,000 7% Debentures Due 2028

                               ----------------

                   INTEREST PAYABLE ON MAY 1 AND NOVEMBER 1

                               ----------------

 The 5.70% Notes Due 2003 will mature on November 1, 2003. The Company may not redeem any of these notes prior to maturity.

   The 6.15% Notes Due 2008 will mature on November 1, 2008. The Company may redeem all or a portion of the Notes Due 2008 at any time.

      The 7%  Debentures Due 2028 will  mature on November 1,  2028. The
             Company  may  redeem   all  or  a   portion  of  the
                   Debentures Due 2028 at any time.

   The redemption prices for the Notes Due 2008 and the Debentures Due 2028 are described in the "Description of the Offered Securities" section of this Prospectus Supplement.

                               ----------------

                                                      UNDERWRITING  PROCEEDS TO
                                           PRICE TO   DISCOUNTS AND   RAYTHEON
                                            PUBLIC     COMMISSIONS    COMPANY
                                         ------------ ------------- ------------
Per Note Due 2003.......................   99.881%        .600%       99.281%
  Total................................. $399,524,000  $2,400,000   $397,124,000
Per Note Due 2008.......................   99.736%        .650%       99.086%
  Total................................. $748,020,000  $4,875,000   $743,145,000
Per Debenture Due 2028..................   99.951%        .875%       99.076%
  Total................................. $249,877,500  $2,187,500   $247,690,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated expect to deliver the securities to purchasers on November 5, 1998.

                               ----------------

CREDIT SUISSE FIRST BOSTON                           MORGAN STANLEY DEAN WITTER

                               ----------------

CHASE SECURITIES INC.                                         J.P. MORGAN & CO.
NATIONSBANC MONTGOMERY SECURITIES LLC                      SALOMON SMITH BARNEY

                               ----------------

ABN AMRO INCORPORATED                                            BT ALEX. BROWN
CIBC OPPENHEIMER                        COMMERZBANK CAPITAL MARKETS CORPORATION
FIRST CHICAGO CAPITAL MARKETS, INC.                      SCOTIA CAPITAL MARKETS
WARBURG DILLON READ

          The date of this Prospectus Supplement is November 2, 1998

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                             PROSPECTUS SUPPLEMENT

Disclosure Regarding Forward-Looking Statements..........................  S-3
Incorporation of Certain Documents By Reference..........................  S-3
The Company..............................................................  S-4
Recent Developments......................................................  S-5
Recent Financial Results.................................................  S-6
Use of Proceeds..........................................................  S-6
Capitalization...........................................................  S-7
Ratio of Net Debt to Total Capitalization................................  S-7
Ratio of Earnings to Fixed Charges.......................................  S-7
Selected Summary Financial Data..........................................  S-8
Description of the Offered Securities....................................  S-9
Certain United States Federal Income Tax Consequences.................... S-11
Underwriting............................................................. S-13
Notice to Canadian Residents............................................. S-14
Validity of Offered Securities........................................... S-15
Experts.................................................................. S-15

                                  PROSPECTUS

Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    3
The Company..............................................................    4
Recent Developments......................................................    4
Use of Proceeds..........................................................    5
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
 Dividends...............................................................    5
Description of Debt Securities...........................................    5
Description of Preferred Stock...........................................   16
Description of Common Stock..............................................   18
Description of Securities Warrants.......................................   23
Plan of Distribution.....................................................   24
Validity of Offered Securities...........................................   25
Experts..................................................................   25


  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE ARE OFFERING TO SELL THE SECURITIES, AND SEEKING OFFERS TO BUY THE SECURITIES, ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE DATE OF THE ACCOMPANYING PROSPECTUS, RESPECTIVELY, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY SALE OF THE SECURITIES. IN THIS PROSPECTUS SUPPLEMENT, THE "COMPANY," "RAYTHEON," "WE," "US" AND "OUR" REFER TO RAYTHEON COMPANY.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement and the Prospectus include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this Prospectus Supplement and the Prospectus that the Company expects or anticipates will or may occur in the future, including, without limitation, certain statements under "The Company," "Recent Developments" and located elsewhere herein regarding the Company's financial position, business strategy and measures to implement that strategy, including changes to operations, competitive strengths, goals, expansion and growth of the Company's and its subsidiaries' business and operations, plans, references to future success and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including without limitation:
(1) the significant considerations discussed in this Prospectus Supplement and the Prospectus, (2) competition from others, (3) the ability of the Company to successfully integrate TI Defense (as defined) and Hughes Defense (as defined) and to consolidate activities and operations into Raytheon in a manner that avoids business disruptions and achieves anticipated cost and revenue synergies, (4) the ability of the Company to successfully implement its consolidation plans for Raytheon Engineers & Constructors, (5) the magnitude and timing of new business awards, (6) declines in the procurement portion of the U.S. defense budget, (7) changes in general economic and business conditions, (8) other factors which might be described from time to time in the Company's filings with the Commission and (9) other factors which are beyond the control of the Company and its subsidiaries. Consequently, all of the forward-looking statements made in this Prospectus Supplement and the Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their businesses or operations. Additionally, important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are disclosed in the documents incorporated by reference herein, including statements under "Item 1--Business" of Raytheon Company's Annual Report on Form 10-K for the year ended December 31, 1997. All subsequent forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the Securities and Exchange Commission after the date of the accompanying Prospectus, are incorporated herein by reference:

  (a) The Company's Quarterly Reports on Form 10-Q for the periods ended March 29, 1998, June 28, 1998 and September 27, 1998; and

  (b) The Company's Proxy Statement, dated April 15, 1998, for its 1998 Annual Meeting of Stockholders.

                                  THE COMPANY

  Raytheon Company ("Raytheon" or the "Company") is a global technology leader, with worldwide 1997 pro forma sales of more than $20 billion. The Company provides products and services in the areas of defense and commercial electronics, business and special mission aircraft, and engineering and construction. Raytheon has operations throughout the United States and serves customers in more than 80 countries around the world. In the past 18 months, Raytheon has acquired the defense systems and electronics business of Texas Instruments ("TI Defense") and merged with the defense business of Hughes Electronics Corporation ("Hughes Defense").

ELECTRONICS

  Defense Electronics. Raytheon's defense electronics businesses are engaged in the design, manufacture and service of advanced electronic devices, equipment and systems for both government and commercial customers. In addition to defense electronics systems, Raytheon has been successful in the conversion of certain defense electronics technologies to commercial and non-defense applications such as air traffic control, environmental monitoring and communications.

  Simultaneously with the consummation of the merger with Hughes Defense on December 17, 1997, Raytheon announced the creation of Raytheon Systems Company ("RSC") to integrate Raytheon's defense electronics businesses. RSC includes the business units of Raytheon formerly known as Raytheon Electronic Systems, Raytheon E-Systems and Raytheon TI Systems, along with Hughes Defense. RSC currently consists of the following five business units:

  . Defense Systems--anti-tactical ballistic missile systems; air defense;
    air-to-air, surface-to-air, and air-to-ground missiles; naval and maritime systems; ship self-defense systems; torpedoes; strike, interdiction and cruise missiles; and advanced munitions.

  . Sensors and Electronic Systems--ground, shipboard and airborne fire control and surveillance systems; primary and secondary air traffic control radars; ground- and space-based electro-optic sensors; electronic warfare; and GPS systems.

  . Command, Control, Communication and Information Systems--command, control and communications systems; air traffic control systems; tactical radios; satellite communication ground control terminals; wide area surveillance systems; advanced transportation systems; simulators and simulation systems; ground-based information processing systems; large scale information retrieval, processing and distribution systems; and global broadcast systems.

  . Aircraft Integration Systems--integration of airborne surveillance and intelligence systems; aircraft modifications; and head-of-state aircraft systems.

  . Training and Services--training services and integrated training programs; technical services; and logistics and support. In connection with the creation of RSC, a majority of the operations of Raytheon Service Company were transferred to the Training and Services unit.

  Commercial Electronics. Raytheon's commercial electronics businesses produce, among other things, marine radars and other marine electronics, transmit/receive modules for satellite communications projects, and other electronic components for a wide range of applications.

AIRCRAFT

  Raytheon Aircraft offers one of the broadest product lines in the general aviation market. Raytheon Aircraft manufactures, markets and supports piston-powered aircraft, jet props and light and medium jets for the world's commercial, regional airline and military aircraft markets. Raytheon Aircraft is the prime contractor for the U.S. Air Force/U.S. Navy Joint Primary Aircraft Training System (JPATS).

ENGINEERING AND CONSTRUCTION

  Raytheon Engineers & Constructors ("RE&C") is one of the largest engineering and construction firms in the United States, serving markets throughout the world. RE&C is engaged in the design, construction and maintenance of facilities and plants operated by a range of customers, including independent power producers, utilities, petroleum companies, pulp and paper companies, industrial concerns and governments.

                              RECENT DEVELOPMENTS

  On January 23, 1998, shortly after completion of the merger with Hughes Defense, the Company announced plans to reduce the workforce at RSC by 8,700 employees and reduce facility space by approximately eight million square feet. On October 7, 1998 the Company announced plans to accelerate and expand these actions, reducing employment by a total of 12% by the end of 1998 and another 4% in 1999, for a total reduction of 16%, or approximately 14,000 positions by the end of 1999. RSC also plans to close an additional approximately two million square feet of facilities by the end of 1999.

  Raytheon also announced on October 7, 1998 the reorganization of certain business segments within RSC. Specifically, the Information, Intelligence and Aircraft Integration Systems segment, with the exception of its Aircraft Systems division, is merging with the Command, Control and Communication Systems segment to form the new Command, Control, Communication and Information Systems segment. The former Aircraft Systems division will operate as a separate segment--the Aircraft Integration Systems segment--within RSC.

  RSC will incur significant cash costs as a result of the ongoing consolidation efforts. Raytheon management believes that the anticipated benefits of the cost reduction efforts should be progressively realized over the next few years. The associated costs of these efforts will be incurred partially in advance of achieving the anticipated benefits. Raytheon currently estimates that the cash costs to implement the additional cost reduction actions announced in October 1998 of approximately $300 million, combined with the costs associated with the consolidation efforts announced in January 1998, will total approximately $1.1 billion.

  In addition, Raytheon may encounter unforeseen difficulties in completing its integration of TI Defense, Hughes Defense and Raytheon or may not realize the full benefits expected from such integration. The challenges posed by these consolidations include the integration of numerous geographically separated manufacturing facilities and research and development centers. The success of this transition to an integrated entity will be significantly influenced by Raytheon's ability to integrate different management structures and will require significant management time and resources. Any material delays, disruptions or unexpected costs incurred in connection with such integration could have a material adverse effect on Raytheon's business, operating results or financial condition.

                           RECENT FINANCIAL RESULTS

  On October 20, 1998, Raytheon announced its financial results for the quarter ended September 27, 1998. Net income for the quarter was $11 million, or $0.03 per diluted share, on sales of $4.4 billion. Included in third quarter net income were special items totaling $284 million after tax, or $0.83 per diluted share. Excluding the special items, third quarter net income was $295 million, or $0.86 per diluted share, on sales of $4.7 billion, representing a 40% increase in net income and a 38% increase in sales over the same period in 1997. The increases were due principally to the merger with Hughes Defense.

  The special items of $284 million after tax included $50 million for downsizing at RE&C, $180 million for a change in estimate on certain contracts and contract claims at RE&C and $54 million to exit a Commercial Electronics business which includes a Korean joint venture. The contract claims adjustment at RE&C also resulted in a $310 million reduction in net sales.

  Net income for the first nine months of 1998 was $495 million, or $1.45 per diluted share, including special items of $277 million after tax, on sales of $14.1 billion. Excluding special items, net income was $772 million, or $2.25 per diluted share, on sales of $14.4 billion, representing a 28% increase in net income and a 49% increase in sales over the same period in 1997. The increases were due principally to the merger with Hughes Defense and the acquisition of TI Defense. The special items included third quarter special items of $284 million after tax, as described above, and second quarter charges totaling $54 million after tax and a second quarter gain totaling $61 million after tax.

                                USE OF PROCEEDS

  The Company intends to use the net proceeds from the sale of the 5.70% Notes Due 2003, 6.15% Notes Due 2008 and 7% Debentures Due 2028 (collectively, the "Offered Securities") (the "Offering") primarily to repay commercial paper borrowings and, consequently, the Company intends to reduce its bank-related commercial paper back-up lines.

                                CAPITALIZATION

  The following table sets forth the capitalization of Raytheon as of September 27, 1998 and as adjusted to give effect to the Offering and the application of the proceeds thereof (without deduction for expenses) as described under "Use of Proceeds" as if they had occurred on such date. This table should be read in conjunction with the Selected Summary Financial Data included elsewhere in this Prospectus Supplement and the financial statements, including the notes thereto, which are incorporated by reference in the accompanying Prospectus.

                                                     AS OF SEPTEMBER 27, 1998
                                                           (UNAUDITED)
                                                     --------------------------
                                                       ACTUAL     AS ADJUSTED
                                                     ------------ -------------
                                                          (IN MILLIONS)
     Notes payable and current portion of long-term
      debt.........................................  $      4,053 $      2,653
     Long-term debt
       Offered Securities..........................                      1,400
       Other long-term debt........................         5,980        5,980
                                                     ------------ ------------
         Total long-term debt......................         5,980        7,380
     Stockholders' equity..........................        10,579       10,579
                                                     ------------ ------------
           Total capitalization....................  $     20,612 $     20,612
                                                     ============ ============

                   RATIO OF NET DEBT TO TOTAL CAPITALIZATION

  The following table sets forth the Company's consolidated ratio of net debt to total capitalization at September 27, 1998 and at the end of fiscal years 1997, 1996, 1995, 1994 and 1993:

                                                         DECEMBER 31,
     SEPTEMBER 27,        --------------------------------------------------------------------------
         1998             1997            1996            1995            1994            1993
     -------------        -----           -----           -----           -----           -----
      48.4%               48.4%           43.8%           36.8%           17.9%           14.1%

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the nine months ended September 27, 1998 and the fiscal years 1997, 1996, 1995, 1994 and 1993:

      NINE MONTHS
         ENDED                                FISCAL YEAR ENDED DECEMBER 31,
     SEPTEMBER 27,        -----------------------------------------------------------------------
         1998             1997           1996           1995           1994            1993
     -------------        ----           ----           ----           -----           -----
      2.4x                2.7x           4.6x           6.0x           12.0x           18.1x

  For purposes of computing the ratio of earnings to fixed charges, earnings consist of net earnings, taxes on income and fixed charges (less capitalized interest) and fixed charges consist of interest expense, amortization of debt discount and issuance expense, the portion of rents representative of an interest factor and capitalized interest.

                        SELECTED SUMMARY FINANCIAL DATA

  The following tables present selected financial data for Raytheon. In the opinion of management, the unaudited consolidated interim financial data for the nine months ended September 27, 1998 reflect all adjustments (consisting of only normal recurring items) that are necessary for a fair presentation of the financial position and results of operations for such period. The fiscal year-end financial data have been derived from the audited financial statements of Raytheon incorporated by reference in the accompanying Prospectus and should be read in conjunction with such financial statements and notes thereto. The selected financial data of Raytheon for the 1998 fiscal year and for the nine months ended September 27, 1998 include the results of TI Defense from July 11, 1997, and the results of Hughes Defense from December 17, 1997.

                                        NINE MONTHS
                                           ENDED        FISCAL YEAR ENDED
                                       SEPTEMBER 27,      DECEMBER 31,
                                           1998      -------------------------
                                        (UNAUDITED)   1997     1996     1995
                                       ------------- -------  -------  -------
                                                   (IN MILLIONS)
OPERATING DATA:
  Net sales...........................    $14,088    $13,673  $12,331  $11,804
  Operating income....................      1,275      1,084    1,198    1,118
  Interest expense....................        552        397      256      197
  Net income..........................        495        527      761      792
OTHER DATA:
  EBITDA (a)..........................    $ 1,972    $ 1,606  $ 1,606  $ 1,733
  Depreciation and amortization.......        588        457      369      371
  Capital expenditures................        374        459      406      329
NET CASH PROVIDED BY (USED IN):
  Operating activities................    $  (319)   $   963  $   291  $ 1,175
  Investing activities................        479     (2,856)    (938)  (2,323)
  Financing activities................       (345)     2,053      575    1,155
                                           AS OF
                                       SEPTEMBER 27,   AS OF DECEMBER 31,
                                           1998      -------------------------
                                        (UNAUDITED)   1997     1996     1995
                                       ------------- -------  -------  -------
                                                   (IN MILLIONS)
BALANCE SHEET DATA:
  Net working capital.................    $  (605)   $(2,653) $   836  $ 1,497
  Total assets........................     28,712     28,598   11,198    9,907
  Notes payable and current portion of
   long-term debt.....................      4,053      5,656    2,227    1,216
  Long-term debt and capitalized
   leases.............................      5,980      4,406    1,500    1,488
  Stockholders' equity................     10,579     10,425    4,598    4,292

--------
(a) EBITDA represents income before interest, income taxes, depreciation (including certain amounts allocated to corporate overhead that are included in general and administrative expenses) and amortization. EBITDA is not intended to represent cash flow or any other measure of performance reported in accordance with generally accepted accounting principles. The Company has included EBITDA as it understands that EBITDA is used by certain investors as one measure of a company's ability to service debt.

                     DESCRIPTION OF THE OFFERED SECURITIES

GENERAL

  The Offered Securities will be limited to $1,400,000,000 aggregate principal amount, consisting of $400,000,000 principal amount of Notes Due 2003, $750,000,000 principal amount of Notes Due 2008 and $250,000,000 principal amount of Debentures Due 2028. The Offered Securities are Senior Debt Securities as described in the accompanying Prospectus. Each of the Offered Securities will be senior unsecured obligations of the Company and will rank pari passu with all senior unsecured debt of the Company and will be senior to all existing and future subordinated debt of the Company, if any. The Offered Securities will be issued pursuant to the Senior Indenture (as defined in the accompanying Prospectus). Interest on the Offered Securities will be payable in United States dollars at the office or agency of the Company in the Borough of Manhattan, the City of New York, New York or, at the Company's option, by check mailed to the address of the registered holder. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. See "Description of Debt Securities" in the accompanying Prospectus for additional information concerning the Offered Securities and the Senior Indenture.

  The Notes Due 2003. Each Note Due 2003 will bear interest from November 5, 1998, at 5.70% per annum, payable semiannually on May 1 and November 1 of each year, commencing May 1, 1999, to the person in whose name the Note Due 2003 is registered, subject to certain exceptions as provided in the Senior Indenture, at the close of business on April 15 or October 15 (each a "Record Date"), as the case may be, immediately preceding such May 1 or November 1. The Notes Due 2003 will mature on November 1, 2003. The Notes Due 2003 are not redeemable prior to maturity and are not subject to any sinking fund provision.

  The Notes Due 2008. Each Note Due 2008 will bear interest from November 5, 1998, at 6.15% per annum, payable semiannually on May 1 and November 1 of each year, commencing May 1, 1999, to the person in whose name the Note Due 2008 is registered, subject to certain exceptions as provided in the Senior Indenture, at the close of business on the Record Date immediately preceding such May 1 or November 1. The Notes Due 2008 will mature on November 1, 2008 and are not subject to any sinking fund provision.

  The Debentures Due 2028. Each Debenture Due 2028 will bear interest from November 5, 1998, at 7% per annum, payable semiannually on May 1 and November 1 of each year, commencing May 1, 1999, to the person in whose name the Debenture Due 2028 is registered, subject to certain exceptions as provided in the Senior Indenture, at the close of business on the Record Date immediately preceding such May 1 or November 1. The Debentures Due 2028 will mature on November 1, 2028 and are not subject to any sinking fund provision.

OPTIONAL REDEMPTION

  The Notes Due 2008 and the Debentures Due 2028 will be redeemable as a whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or debentures, as the case may be, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the applicable maturity date discounted, in each case, to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points for the Notes Due 2008 and at the Treasury Rate plus 25 basis points for the Debentures Due 2028, plus, in any case, any interest accrued but not paid to the date of redemption.

  "Treasury Rate" means, with respect to any redemption date for the Notes Due 2008 or the Debentures Due 2028, as the case may be, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes Due 2008 or the Debentures Due 2028, as the case may be, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes Due 2008 or the Debentures Due 2028, as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes or debentures, as the case may be. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

  "Comparable Treasury Price" means with respect to any redemption date for the Notes Due 2008 or the Debentures Due 2028, as the case may be, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

  "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated and two other primary U.S. Government securities dealers in New York City (each, a "Primary Treasury Dealer") appointed by the Trustee in consultation with the Company; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Offered Securities to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Offered Securities or portions thereof called for redemption.

DEFEASANCE

  Under certain circumstances, Raytheon will be deemed to have discharged the entire indebtedness on all the outstanding Offered Securities by defeasance, or to be discharged from certain covenants otherwise applicable to the Offered Securities and described in the accompanying Prospectus under the heading "Description of Debt Securities--Certain Covenants of the Corporation." See "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus for a description of the terms of any such defeasance. Raytheon has made these defeasance provisions applicable to the Offered Securities.

GLOBAL SECURITIES

  The Offered Securities will each initially be represented by Global Securities (as defined in the accompanying Prospectus) deposited with DTC and registered in the name of a nominee of DTC, except in certain circumstances. See "Description of Debt Securities--Global Securities" in the accompanying Prospectus for a description of the terms of such Global Securities and the availability of certified Debt Securities.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

NON-U.S. HOLDERS

  The following summary describes certain United States federal income tax consequences under current law that may be relevant to a beneficial owner of the Offered Securities that is not (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof or the District of Columbia or (iii) a person otherwise subject to United States federal income taxation on its worldwide income (any of the foregoing, a "Non-U.S. Holder"). This summary addresses only issues concerning Non-U.S. Holders that are initial holders of the Offered Securities and that will hold the Offered Securities as capital assets. It does not address the tax considerations applicable to Non-U.S. Holders if income or gain in respect of the Offered Securities is effectively connected with the conduct of a trade or business in the United States.

  Generally, payments of interest made with respect to the Offered Securities to a Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation for United States tax purposes that is directly or indirectly related to the Company through stock ownership and
(iii) the Non-U.S. Holder complies with applicable certification requirements.

  Any capital gain realized on the sale, exchange, retirement or other disposition of an Offered Security by a Non-U.S. Holder will not be subject to United States federal income or withholding taxes unless such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and either has a "tax home" (as defined for United States federal income tax purposes) in the United States or an office or other fixed place of business in the United States to which the sale or disposition is attributable.

  The Offered Securities will not be includible in the estate of a Non-U.S. Holder provided the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote.

  PURCHASERS OF OFFERED SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE POSSIBLE APPLICABILITY OF UNITED STATES FEDERAL INCOME, WITHHOLDING AND OTHER TAXES UPON INCOME AND GAIN REALIZED IN RESPECT OF THE OFFERED SECURITIES.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  A holder of the Offered Securities may be subject to information reporting and backup withholding at a rate of 31% on certain amounts paid to the holder unless such holder provides proof of an applicable exemption (including a general exemption for Non-U.S. Holders and for corporations) or correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules. Any amount withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

1997 REGULATIONS

  On October 6, 1997, the United States Department of the Treasury issued new regulations relating to withholding, backup withholding and information reporting, which apply to payments made after December 31, 1999, subject to certain transition rules (the "1997 Regulations"). Among other things, the 1997 Regulations unify certain forms and procedures for certification, and clarify certain reliance standards. Prospective investors should consult their own tax advisors regarding the effect of the 1997 Regulations.

                                 UNDERWRITING

  Under the terms and subject to the conditions in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") for whom Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Offered Securities set forth opposite their names:

                          PRINCIPAL AMOUNT  PRINCIPAL AMOUNT  PRINCIPAL AMOUNT
UNDERWRITER               OF NOTES DUE 2003 OF NOTES DUE 2008 OF DEBENTURES DUE 2028
-----------               ----------------- ----------------- ----------------------
Credit Suisse First Bos-
 ton Corporation........    $104,500,000      $195,937,500         $ 65,312,500
Morgan Stanley & Co. In-
 corporated.............     104,500,000       195,937,500           65,312,500
Chase Securities Inc. ..      32,000,000        60,000,000           20,000,000
J.P. Morgan Securities
 Inc. ..................      32,000,000        60,000,000           20,000,000
NationsBanc Montgomery
 Securities LLC.........      32,000,000        60,000,000           20,000,000
Salomon Inc. ...........      32,000,000        60,000,000           20,000,000
ABN AMRO Incorporated...       9,000,000        16,875,000            5,625,000
BT Alex. Brown Incorpo-
 rated..................       9,000,000        16,875,000            5,625,000
CIBC Oppenheimer
 Corp. .................       9,000,000        16,875,000            5,625,000
Commerzbank Capital Mar-
 kets Corporation.......       9,000,000        16,875,000            5,625,000
First Chicago Capital
 Markets, Inc. .........       9,000,000        16,875,000            5,625,000
Scotia Capital Markets
 (USA) Inc. ............       9,000,000        16,875,000            5,625,000
Warburg Dillon Read
 LLC....................       9,000,000        16,875,000            5,625,000
                            ------------      ------------         ------------
  Total.................    $400,000,000      $750,000,000         $250,000,000
                            ============      ============         ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are obligated to take and pay for all the Offered Securities if any are taken. The Underwriting Agreement provides that, in the event of a default by an Underwriter, the purchase commitments of non-defaulting Underwriters may be increased in certain circumstances or the Underwriting Agreement may be terminated.

  Raytheon estimates that its expenses associated with the offer and sale of the Offered Securities will not be in excess of $100,000.

  The Underwriters initially propose to offer a portion of the Offered Securities directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and a portion to certain dealers at a price that represents a concession not in excess of .375% of the principal amount in the case of the Notes Due 2003, .400% of the principal amount in the case of the Notes Due 2008 and .500% of the principal amount in the case of the Debentures Due 2028. Any Underwriter may allow, and such dealers may reallow, a concession to certain other dealers not in excess of
 .250% of the principal amount in the case of the Notes Due 2003, .250% of the principal amount in the case of the Notes Due 2008 and .250% of the principal amount in the case of the Debentures Due 2028. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company does not intend to apply for listing of the Offered Securities on any national securities exchange, but has been advised by the Representatives that one or more of the Underwriters intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Offered Securities.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments they may be required to make in respect thereof.

  From time to time, certain of the Underwriters and certain of their affiliates have engaged in transactions with and performed services, including investment and/or commercial banking services, for Raytheon and certain of its subsidiaries in the ordinary course of business and may continue to engage in such transactions with or perform such services for Raytheon and certain of its subsidiaries.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Offered Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Offered Securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Offered Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                         NOTICE TO CANADIAN RESIDENTS

  Resale Restrictions. The distribution of the Offered Securities in Canada is being made only on a private placement basis exempt from the requirement that Raytheon prepare and file a prospectus with the securities regulatory authorities in each province where trades of Offered Securities are effected. Accordingly, any resale of the Offered Securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Offered Securities.

  Representations of Purchasers. Each purchaser of Offered Securities in Canada who receives a purchase confirmation will be deemed to represent to Raytheon and the dealer from whom such purchase confirmation is received that
(i) such purchaser is entitled under applicable provincial securities laws to purchase such Offered Securities without the benefit of a prospectus qualified under such securities laws; (ii) where required by law, such purchaser is purchasing as principal and not as agent; and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

  Rights of Action (Ontario Purchasers). The Offered Securities are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  Enforcement of Legal Rights. All of Raytheon's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon Raytheon or such persons. All or a substantial portion of the assets of Raytheon and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Raytheon or such persons in Canada or to enforce a judgment obtained in Canadian courts against Raytheon or such persons outside of Canada.

  Notice to British Columbia Residents. A purchaser of Offered Securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Offered Securities acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Raytheon. Only one such report must be filed in respect of Offered Securities acquired on the same date and under the same prospectus exemption.

  Taxation and Eligibility For Investment. Canadian purchasers of Offered Securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Offered Securities in their particular circumstances and with respect to the eligibility of the Offered Securities for investment by the purchaser under relevant Canadian legislation.

                        VALIDITY OF OFFERED SECURITIES

  The validity of the Offered Securities will be passed upon for the Company by Thomas D. Hyde, Senior Vice President, General Counsel and Secretary of the Company, and for the Underwriters by Cravath, Swaine & Moore of New York City. As of the date of this Prospectus Supplement, Thomas D. Hyde, Esq. holds 18,101 shares of Class B Common Stock and options to acquire 160,018 shares of Class B Common Stock of the Company.

                                    EXPERTS

  The consolidated balance sheets of Raytheon Company as of December 31, 1997 and 1996 and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 and the related financial statement schedule, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.